Filed pursuant to Rule 433

Registration Statement 333-250981

Relating to Preliminary Prospectus Supplement dated March 21, 2023

Republic of Panama

U.S.$ 1,000,000,000 6.853% Global Bonds due 2054

March 21, 2023

Term Sheet

Issuer:	Republic of Panama (“Panama” or the “Republic”)

Transaction:	6.853% Global Bonds due 2054 (the “2054 Global Bonds”)

Distribution:	SEC-Registered Global Bonds

Ranking:	Senior Unsecured

Expected Ratings*:	Baa2 (negative) / BBB (negative) / BBB- (stable) (Moody’s / S&P / Fitch)

Amount Issued:	U.S.$ 1,000,000,000 aggregate principal amount

Coupon:	6.853% (30/360 day count basis)

Maturity:	March 28, 2054 The Republic will repay the principal of the 2054 Global Bonds in three equal annual installments on March 28 of each year, commencing on March 28, 2052.

Offering Price:	100.000% of principal amount plus accrued interest, if any, from March 28, 2023

Gross Proceeds to the Issuer (before deducting underwriting fees and other offering expenses):	U.S.$1,000,000,000

Yield to Maturity:	6.853%

Spread to Benchmark Treasury:	312.5 basis points

Benchmark Treasury:	4.000% due November 15, 2052

Benchmark Treasury Price and Yield:	104-27; 3.728%

Listing and Trading:	Application will be made to list the 2054 Global Bonds on the Official List of the Luxembourg Stock Exchange and to have the 2054 Global Bonds admitted to trading on the Euro MTF Market.

Optional Redemption:	Prior to September 28, 2053 (six months prior to their final maturity date) (the “2054 Par Call Date”), the Republic may redeem the 2054 Global Bonds at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2054 Global Bonds matured on the 2054 Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the 2054 Global Bonds to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the 2054 Par Call Date, the Republic may redeem the 2054 Global Bonds, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2054 Global Bonds being redeemed plus accrued and unpaid interest thereon to the redemption date.

The following terms shall have the following meanings:

“Treasury Rate” means, with respect to any redemption date, the yield determined by the Republic, in accordance with the following two paragraphs.

The Treasury Rate shall be determined by the Republic after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third business day preceding the redemption date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily)—H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities–Treasury constant maturities–Nominal” (or any successor caption or heading). In determining the Treasury Rate, the Republic shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period (the “Remaining Life”) from the redemption date to the date that reflects the remaining Weighted Average Life of the 2054 Global Bonds (assuming the last amortization payment on the 2054 Global Bonds is made on the 2054 Par Call Date)

(the “WAL Date”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields – one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life – and shall interpolate to the WAL Date on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.

If on the third business day preceding the redemption date H.15 or any successor designation or publication is no longer published, the Republic shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second business day preceding such redemption date of the United States Treasury security maturing on, or with a maturity that is closest to, the WAL Date, as applicable. If there is no United States Treasury security maturing on the WAL Date but there are two or more United States Treasury securities with a maturity date equally distant from the WAL Date, one with a maturity date preceding the WAL Date and one with a maturity date following the WAL Date, the Republic shall select the United States Treasury security with a maturity date preceding the WAL Date. If there are two or more United States Treasury securities maturing on the WAL Date or two or more United States Treasury securities meeting the criteria of the preceding sentence, the Republic shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

“ Weighted Average Life” at any date means the number of years obtained by dividing: (1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment in respect of the 2054 Global Bonds, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such installment payment; by (2) the then outstanding principal amount of the 2054 Global Bonds.

The Republic’s actions and determinations in determining the redemption price shall be conclusive and binding for all purposes, absent manifest error.

Notice of any redemption will be mailed or electronically delivered (or otherwise transmitted in accordance with the depositary’s procedures) at least 10 days but not more than 60 days before the redemption date to each holder of the 2054 Global Bonds to be redeemed.

In the case of a partial redemption, selection of the 2054 Global Bonds for redemption will be made pro rata, by lot or by such other method as the Fiscal Agent in its sole discretion deems appropriate and fair. No 2054 Global Bonds of a principal amount of $200,000 or less will be redeemed in part. If any 2054 Global Bond is to be redeemed in part only, the notice of redemption that relates to the 2054 Global Bond will state the portion of the principal amount of the 2054 Global Bond to be redeemed. A new 2054 Global Bond in a principal amount equal to the unredeemed portion of the 2054 Global Bonds will be issued in the name of the holder of the 2054 Global Bond upon surrender for cancellation of the original 2054 Global Bond. For so long as the 2054 Global Bonds are held by DTC (or another depositary), the redemption of the 2054 Global Bonds shall be done in accordance with the policies and procedures of the depositary.

Unless the Republic defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on the 2054 Global Bonds or portions thereof called for redemption.

Use of Proceeds:	Panama will use the proceeds from the 2054 Global Bonds for general budgetary purposes and liability management transactions.

Governing Law:	State of New York

Underwriting Fee:	0.050%

Form:	Book-Entry Only, registered in the name of Cede & Co., as the nominee of DTC

Denominations:	U.S.$200,000 and integral multiples of U.S.$1,000 in excess thereof.

Interest Payment Dates:	March 28 and September 28 of each year

First Coupon Payment Date:	September 28, 2023

Settlement Date:	March 28, 2023 (T+5)

CUSIP/ISIN:	698299 BV5 / US698299BV52

Under the terms and subject to the conditions contained in an Underwriting Agreement incorporated by reference in the Terms Agreement, dated March 21, 2023, Goldman Sachs & Co. LLC and Scotia Capital (USA) Inc. as the underwriters have severally agreed to purchase and the Republic of Panama has agreed to sell to the underwriters, the principal amount of the 2054 Global Bonds indicated below:

Underwriters:

Goldman Sachs & Co. LLC	U.S.$	500,000,000
Scotia Capital (USA) Inc.	U.S.$	500,000,000
Total	U.S.$	1,000,000,000

*

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each securities rating should be evaluated independent of each other securities rating.

The Republic has announced a tender offer to purchase for cash up to U.S.$400 million principal amount of its 4.95% Treasury Bonds due 2024 (the “Local Offer”), subject to the terms and conditions of such offer. This Term Sheet does not constitute a solicitation of an offer to sell any securities of the Republic in the Local Offer.

Goldman Sachs & Co. LLC and Scotia Capital (USA) Inc. are not acting as dealer managers in connection with the Local Offer.

A preliminary prospectus supplement of the Republic of Panama accompanies the free-writing prospectus and is available from the SEC’s website at https://www.sec.gov/Archives/edgar/data/76027/000119312523075368/d478070d424b3.htm .

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling, toll-free, Goldman Sachs & Co. LLC at +1 (800) 828-3182 or Scotia Capital (USA) Inc. at +1 (800) 372-3930.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or other notice was automatically generated as a result of this communication being sent via Bloomberg or another email system.